                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the Fiscal Year Ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Commission File Number 1-3215

                                   ----------

                         JOHNSON & JOHNSON SAVINGS PLAN
                         FOR UNION REPRESENTED EMPLOYEES
                            (Full title of the Plan)

                                JOHNSON & JOHNSON
                           ONE JOHNSON & JOHNSON PLAZA
                         NEW BRUNSWICK, NEW JERSEY 08933
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                              REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits

Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

     Report of Independent Registered Public Accounting Firm

     Financial Statements:

          Statements of Net Assets Available for Benefits

          Statement of Changes in Net Assets Available for Benefits

     Notes to Financial Statements

     Supplemental Schedule*:

          Schedule H, line 4i - Schedule of Assets (Held at End of Year)

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

Exhibits:

23. Consent of PricewaterhouseCoopers LLP, dated June 26, 2006

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        JOHNSON & JOHNSON SAVINGS PLAN
                                        FOR UNION REPRESENTED EMPLOYEES


                                        By: /s/ R. J. Darretta
                                            ------------------------------------
                                            R. J. Darretta
                                            Chairman, Pension Committee

June 26, 2006

                         JOHNSON & JOHNSON SAVINGS PLAN
                         FOR UNION REPRESENTED EMPLOYEES

                                   ----------

                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULE
                           DECEMBER 31, 2005 AND 2004

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

                                                                         PAGE(S)
                                                                         -------
Report of Independent Registered Public Accounting Firm                     1

Financial Statements:

   Statements of Net Assets Available for Benefits                          2

   Statement of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                           4-9

Supplemental Schedule*:

   Schedule H, line 4i - Schedule of Assets (Held at
      End of Year)                                                          10

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required or are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, the Pension Committee and the Compensation & Benefits Committee of the
Johnson & Johnson Savings Plan for
Union Represented Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan for Union Represented Employees (the "Plan") as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 23, 2006

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

                                                          2005          2004
                                                      -----------   -----------
ASSETS
   Interest in Johnson & Johnson Pension
      and Savings Plans Master Trust, at fair value   $38,452,284   $40,301,895
                                                      -----------   -----------
         Total investments                             38,452,284    40,301,895
   Receivables
      Employee contributions                               37,001        35,337
      Employer contributions                               11,510         8,411
                                                      -----------   -----------
         Total receivables                                 48,511        43,748
                                                      -----------   -----------
         Total assets                                  38,500,795    40,345,643
                                                      ===========   ===========

LIABILITIES
   Accrued expenses                                        32,576        17,357
                                                      -----------   -----------
         Total liabilities                                 32,576        17,357
                                                      ===========   ===========
            Net assets available for benefits         $38,468,219   $40,328,286
                                                      ===========   ===========

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment Income
      Plan's interest in the Johnson & Johnson Pension
      and Savings Plans Master Trust                   $  (301,580)
       net depreciation
   Contributions
      Employee contributions                              3,057,504
      Employer contributions                                962,684
                                                        -----------
         Total additions                                  3,718,608
                                                        -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Payments to participants                               5,427,331
   Administrative expenses                                  151,344
                                                        -----------
         Total deductions                                 5,578,675
                                                        -----------
            Net decrease                                 (1,860,067)
                                                        -----------

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                     40,328,286
                                                        -----------
   End of year                                          $38,468,219
                                                        ===========

   The accompanying notes are an integral part of these financial statements.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The Johnson & Johnson Savings Plan for Union Represented Employees (the "Plan") is a participant directed defined contribution plan which was established on January 1, 1993 by Johnson & Johnson ("J&J" or the "Company"). The Plan was designed to enhance the existing retirement program of eligible employees covered under collective bargaining agreements with the Company. The funding of the Plan is made through employee and Company contributions. The net assets of the Plan are held in the Johnson & Johnson Pension and Savings Plans Master Trust (the "Trust"). Transactions in the Trust are executed by the trustee, State Street Trust Company ("State Street" or "Trustee"). The Plan's interest in the Trust is allocated to the Plan based upon the total of each participant's share of the Trust.

     This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

     CONTRIBUTIONS

     In general, full-time employees represented by a collective bargaining unit participating in the Plan with at least one year of eligible service can contribute to the Plan.

     Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Participating employees may contribute a minimum of $0.16 per hour up to a maximum of $2.40 per hour of the first forty hours worked in each payroll week, depending on the negotiated contract rate. All contributions are on a pre-tax basis and may not exceed $14,000 in 2005.

     Participant contributions are invested in any of the four investment funds offered by the Plan at the direction of the participating employees.

     Effective July 1, 2002, participants age 50 and over are eligible to contribute extra pre-tax contributions ("catch-up contribution") above the annual IRS limitations up to $4,000 in 2005. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax cents per hour contribution participants have elected.

     After one year of eligible service, the Company contributes to the Plan an amount equal to 50% of the employee directed contributions on the first $0.20 to $1.20 per hour (depending on the negotiated collective bargaining agreement), directly into the J&J Stock Fund. Participants have the option to elect that the Company matching contribution be invested in the current investment fund mix chosen by the participant.

     INVESTMENTS

     Participants may invest in one or more of the four investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee contributions while Company matching contributions are invested in the Johnson & Johnson Stock Fund unless participants elect to diversify.

     In the third quarter of 1998, Johnson & Johnson incorporated a "dividend pass-through" feature into the Plan. Up through 2001, the pass-through was distributed to each participant via check.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

     Effective January 1, 2002, dividends are automatically reinvested in the J&J Stock Fund unless specific elections are made to receive payment via check. Participants who had their dividends reinvested in the J&J Stock Fund had an opportunity in early 2002 to receive those 2001 dividends in cash. The eligibility to receive a dividend pass-through is contingent on the ownership of shares in the Johnson & Johnson Stock Fund, which does not include shares owned in the Employee Stock Ownership Plan Fund. The 2005 dividend pass-through amount paid to participants of $6,511 is reflected as benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.

     All other dividend and interest income is reinvested by the Trustee.

     VESTING

     A participant's plan account, including participant contributions, company contributions and earnings thereon, is always fully vested. As a result, there are no forfeitures under the Plan.

     PAYMENT OF BENEFITS

     Benefits are paid to participants upon termination, retirement, long-term disability or death. Participants can elect to defer payment until age 65. Distributions are paid in a lump sum payment for all fund balances.

     A participant's account may be distributed to their beneficiaries upon the participant's death in the same manner described for participants.

     Participants may withdraw pre-tax contributions only upon meeting certain hardship conditions. Participants are entitled to benefits provided by contributions (Company and participant) and investment earnings thereon, including realized and unrealized gains and losses, which have been allocated to the participant's account balance. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson common stock (plus cash for fractional shares) for distributions other than a hardship.

     ADMINISTRATIVE EXPENSES

     All third party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.

     TERMINATION

     Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's interest in the Trust is stated at fair value. Generally, it represents securities traded on a national securities exchange, which are valued at the last reported sales price on the last

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

     business day of the year. Securities not traded on a national securities exchange are valued using external pricing vendors based on the frequency of their valuations. Benefit responsive guaranteed and synthetic investment contracts are recorded at contract value, which approximates fair value (Note 4).

     As the investment funds contain various underlying assets such as stock and short-term investments, the participant's account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by the trustee, based on the current market value of the underlying assets of the funds. Each fund's net asset value is the value of a single unit, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

     Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

     NET APPRECIATION (DEPRECIATION)

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the Plan's interest in the Trust and includes the net appreciation (depreciation) in the fair value of investments held in the Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

     DERIVATIVES

     The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar. To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust can enter into forward foreign exchange contracts. Forward foreign exchange contracts qualify as a derivative under Statement of Financial Accounting Standard, Accounting for Derivative instruments and Hedging Activities ("SFAS No. 133"). The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available For Plan Benefits. The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. Accordingly the Trust does not anticipate losses for nonperformance. The Trust does not require collateral or other security to support forward foreign exchange contracts. The Trust accounts for forward foreign exchange contracts at fair value. The Trust has forward exchange contracts outstanding at December 31, 2005 and 2004 in various currencies. At December 31, 2005 and 2004, the notional amount outstanding for these contracts in the Trust was $15,175,043 and $11,869,143, respectively, and the net currency (loss)/gain recognized during 2005 and 2004 by the Trust was ($155,355) and ($808,790), respectively. The Trust holds no other material derivative financial instruments at December 31, 2005 and 2004.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

     USE OF ESTIMATES

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     RISK AND UNCERTAINTIES

     The Plan provides for various investment options in funds which can invest in a combination of equity and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS IN PLAN TRUST

     Effective January 1, 2003, the Johnson & Johnson Savings Plan Trust merged with the Johnson & Johnson Pension Trust Fund to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust ("the Trust"). The Plan holds approximately 0.32% and 0.38%, respectively, of the Trust's net assets as of December 31, 2005 and 2004.

     Net assets, income, and expenses are allocated to the Plan based on the total of each participant's share in the respective funds.

     The following table represents the total value of investments in the Trust:

                                                                    AS OF DECEMBER 31,
                                                            ---------------------------------
                                                                  2005              2004
                                                            ---------------   ---------------
Investments at fair value
   Short term investment funds                              $   525,961,309   $   551,013,386
   U.S. Government and Agency securities                      1,203,887,637       856,971,117
   Corporate debt                                               384,540,272       313,196,278
   Preferred stocks                                              12,642,943        11,061,328
   Common stocks                                              7,248,778,441     6,822,053,563
   Equitites and other                                        1,718,940,364     1,348,404,513
Investments at contract value
   Deposits in group annuity contracts and synthetic GICs     1,037,128,055       973,552,848
                                                            ---------------   ---------------
      Total Trust investments                                12,131,879,021    10,876,253,033
Receivables                                                      91,846,840        75,006,869
Liabilities                                                    (273,456,135)     (211,812,708)
                                                            ---------------   ---------------
      Net assets held in Trust, at fair value               $11,950,269,726   $10,739,447,194
                                                            ===============   ===============

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

     The net investment income of the Johnson & Johnson Pension and Savings Plans Master Trust was composed of the following:

                                                   FOR THE
                                                 YEAR ENDED
                                                DECEMBER 31,
                                                    2005
                                                ------------
Net appreciation in fair value of investments
   Short term investment funds                  $   311,514
   U.S. Government and Agency securities          (8,112,371)
   Corporate debt                                (15,656,090)
   Preferred stocks                                2,051,876
   Common stocks                                 191,591,423
   Equities and other                             95,164,399
                                                ------------
                                                 265,350,751
                                                ------------
Interest                                         129,122,943
Dividends                                        172,796,316
                                                ------------
      Net investment gain                       $567,270,010
                                                ============

4.   GUARANTEED AND SYNTHETIC INVESTMENT CONTRACTS

     The Trust holds investments in guaranteed and synthetic investment contracts. These investments are recorded at their contract values. This represents cost plus accrued interest of guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics, as the contracts are fully benefit-responsive. Participants may ordinarily direct the withdraw or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

     The average yield of these contracts was approximately 4.21% and 4.12% for 2005 and 2004, respectively. The crediting interest rate was approximately 4.37% for 2005 and 4.22% for 2004. The crediting interest rate of these contracts is the annual return of the contracts before plan expenses, while the average yield includes plan expenses. The crediting interest rate for the investment contracts is either agreed upon in advance with the issuer or varies based on an agreed upon formula, but cannot be less than zero. The fair value of guaranteed and synthetic investment contracts for the Plan at December 31, 2005 and 2004 was $4,165,969 and $3,712,423,
     respectively.

     On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

     Management intends to adopt the FSP in the Plan's financial statements for the year ended December 31, 2006 and does not believe the adoption will have a material affect on the plan's financial statements.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan and the Trust are in compliance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of institutional commingled funds managed by State Street Global Advisors, a division of State Street. State Street is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005 the total market value of investments in the institutional commingled funds managed by State Street was $2,648,969.

     The Plan also invests in shares of the Company, which is managed by State Street Global Advisors. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005 the market value of investments in the Johnson & Johnson Common Stock Fund was $26,458,756.

JOHNSON & JOHNSON
SAVINGS PLAN FOR UNION REPRESENTED EMPLOYEES

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

                                 DESCRIPTION OF INVESTMENT
                                  INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER,   RATE OF INTEREST, COLLATERAL,            CURRENT
  LESSOR, OR SIMILAR PARTY         PAR OR MATURITY VALUE       COST      VALUE
----------------------------   -----------------------------   ----   ----------
Plan's interest in the Trust   Plan's interest in the Johnson         $38,452,284
                               & Johnson Pension and Savings
                               Plans Master Trust